Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s 2024 Annual Report, as amended. To the extent the information in this section is inconsistent with the information contained in the 2024 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2024 Annual Report, as amended.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

U.S. Trade Tariffs

On May 28, 2025, the U.S. Court of International Trade ruled that the Trump administration exceeded its authority in issuing the 10% baseline tariff and effectively mandated the termination of the baseline tariff. The decision did not address the 25% tariff on iron, steel and aluminum. An appeal was immediately filed by the Trump administration in the U.S. Court of Appeals for the Federal Circuit, which granted an administrative stay temporarily maintaining the 10% baseline tariff. On August 29, 2025, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the prior decision of the U.S. Court of International Trade. In a separate order on the same day, the appellate court granted a stay which maintained the 10% baseline tariffs through October 14, 2025. On September 3, 2025, the Trump administration appealed the appellate court’s decision to the U.S. Supreme Court. The hearing for the appeal occurred on November 5, 2025 and the U.S. Supreme Court has not yet rendered a definitive decision.

On November 20, 2025, the U.S. government announced the removal of a 40% additional tariff on a range of Brazilian agricultural products, including coffee, beef, and fruit. The decision, formalized through an executive order, followed a phone call between Presidents Lula and Trump on October 6, 2025, and was made retroactive to November 13, 2025. The Federal Government stated that this was a result of diplomatic negotiations, which the Federal Government indicated would contribute to restoring full trade relations between the two countries.

On November 21, 2025, the Federal Government reported that after the U.S. government removed 238 products from the surcharge list, the share of Brazilian exports still subject to the “40% additional tariff (July 30th, 2025’s Executive Order) decreased but remains significant, as it still affects 22% of Brazilian exports to the United States. According to the Ministry of Development, Industry, Trade and Services (MDIC, for its acronym in Portuguese), based on the US$ 40.4 billion exported by Brazil to the United States in 2024, US$8.9 billion remained subject to the additional 40% tariff (or 10% plus 40%, depending on the product), US$6.2 billion continued to face the reciprocal 10% tariff, US$14.3 billion are free of surtaxes (10% reciprocal tariff plus 40% additional tariff), and US$10.9 billion remain subject to the Section 232 horizontal tariff, applied to sectors such as steel and aluminum. According to Vice President and Minister Geraldo Alckmin, the measure expanded exemptions and included retroactive effects (with possible reimbursement for items already exported). Negotiations continue with the aim of removing additional products from the tariff list.

“Operation Counter-Coup”

On November 15, 2025, Brazil’s highest court, the Supremo Tribunal Federal (“STF”), named Eduardo Bolsonaro, a member of the Brazilian Congress currently on leave, as a defendant in a lawsuit filed for alleged criminal behavior in the United States. The First Panel of the STF accepted the complaint and decided to indict Eduardo Bolsonaro for obstruction of justice during an investigation into his dealings with U.S. authorities. The decision opens a criminal case and formalizes the evidentiary phase (including evidence, witnesses, and inquiries).

On January 8, 2026, President Lula vetoed in full the Sentencing Calibration Bill (Bill No. 2,162 of 2023), approved in December 2025 by the National Congress. The text provided for the reduction of sentences for those convicted of the anti-democratic acts of January 8, 2023 and the attempted coup d’état. Former President Jair Bolsonaro was convicted in September 2025 to 27 years in prison for the attempted coup. He is currently being detained in prison, following his arrest in November 2025 after attempting to tamper with his electronic ankle bracelet.

U.S. Sanctions

On December 12, 2025, the U.S. Department of the Treasury announced the removal of STF Justice Alexandre de Moraes, his wife, and a family-linked company from the sanctions list under the Global Magnitsky Act. The decision had immediate institutional effect by lifting restrictions and easing diplomatic tensions related to sovereignty and reciprocity.

Cabinet Changes

On January 13, 2026, President Lula appointed attorney Wellington César Lima e Silva as the new Minister of Justice and Public Security, replacing Ricardo Lewandowski, who had resigned days earlier for personal reasons. Lima e Silva, then serving as Petrobras’ general counsel, had briefly led the Justice Ministry in 2016 and now returns to continue the administration’s policies to combat organized crime.

On January 29, 2026, Regis Dudena was appointed Secretary of Economic Reforms at the Ministry of Finance. Dudena, formerly head of the Secretariat for Prizes and Betting, replaced Marcos Barbosa Pinto, who left the position in early January to return to the private sector. The new secretary now leads a strategic area of the ministry responsible for microeconomic policy, with the expectation that this will ensure continuity in the ongoing reform agenda.

Federal Supreme Court

On November 20, 2025, President Lula nominated the Attorney General of the Federal Government Jorge Messias to a vacancy in the STF created by the early retirement of former Justice Luís Roberto Barroso. Following the nomination, Minister Messias must undergo a confirmation hearing before the Federal Senate’s Constitution and Justice Committee and be approved by the Senate Plenary.

Legislative Reforms

Tax Reform

On November 26, 2025, President Lula enacted Law 15,270/2025, which exempts monthly income up to R$5,000 from personal income tax and reduced rates for the R$5,000.01 to R$7,350 bracket. To offset the revenue loss, the law increases taxation on earnings in excess of R$600,000/year and includes rules on taxing profits and dividends, including on remittances sent abroad. The measure took effect in January 2026, with direct impact on household budgets and revenue collection.

On December 26, 2025, President Lula enacted Complementary Law 224/2025, which establishes the reduction and criteria for granting federal tax, financial, and credit incentives and adjusting rules on joint liability for taxes on fixed-odds betting. The law cuts 10% of certain federal tax benefits and tightens transparency and oversight of these expenditures; in parallel, it raises taxation on online betting operators (rates will increase to 15% in 2028) and increases the rate of the Social Contribution on Net Profits tax (CSLL, for its acronym in Portuguese) for fintechs (17.5% through December 31, 2027 and 20% thereafter), along with adjustments to interest on equity. The text preserves exemptions (e.g., basic food basket, nonprofits, Manaus Free Trade Zone, Minha Casa Minha Vida, Prouni) and was framed to bolster the 2026 fiscal balance.

On January 13, 2026, President Lula enacted Complementary Law 227/2026, which creates the IBS Steering Committee (CG-IBS), and launched the Digital Platform for the Tax Reform. The Federal Revenue Service made available an environment for simulations and calculation of CBS/IBS, allowing companies to adjust systems, invoices, and routines in 2026, ahead of the full transition. The system will be tested during the fiscal year 2026 and the model is expected to be fully operational on January 1, 2027. The Federal Government announced that the CG-IBS will coordinate, under a cooperative fiscal-federalist framework, the integrated action of the Federal Government, States and Municipalities to simplify tax compliance and system usability for taxpayers.

Other Legislation

On November 27, 2025, the National Congress overturned six vetoes to the debt renegotiation program (PROPAG, for its acronym in Portuguese), allowing states to use FNDR, a fund established by tax reform for regional development, to pay debts. The change modifies financing instruments and program adherence (with a deadline cited as December 31, 2025), with fiscal and federative implications.

On January 7, 2026, President Lula enacted a law prohibiting discounts on Social Security benefits without proper authorization. This change to the Social Security Benefit Plans requires financial institutions and associations to reimburse improper discounts on benefits within 30 days and tightening protections for beneficiaries, which has broad institutional impact on social security administration.

On January 9, 2026, President Lula enacted a law with stricter rules on persistent debtors. The law, commonly referred to as the “Taxpayer Defense Code”, created the category of “persistent debtor,” restricting their access to public benefits and government contracts, and establishing compliance programs including Sintonia and Confia. It restructures how tax compliance and penalties are instituted at the national level.

On January 17, 2026, the Association Agreement and the Interim Trade Agreement between Mercosur and the European Union was signed. The agreement would eliminate tariffs on approximately 92% of Mercosur exports to the European Union.

On January 21, 2026, the European Parliament voted 334–324 (11 abstentions) to request a legal opinion from the Court of Justice of the European Union (CJEU) on the Mercosur–European Union trade agreement, effectively freezing any consent vote in that Parliament until the ruling of the CJEU. In an official note, the Brazilian Ministry of Foreign Affairs informed it is monitoring the European Parliament’s decision and will keep prioritizing ratification on Brazil’s side, underscoring that the referral to the CJEU suspends the European Parliament’s procedure.

On February 2, 2026, President Lula formally submitted the Mercosur–European Union trade agreement to the National Congress for approval. For the agreement to take effect, it must now be approved by the European Parliament and by the national parliaments of all participating countries.

Investigations on Organized Crime

On October 31, 2025, the Federal Government submitted Bill No. 5,582/2025 to the National Congress. The Bill aims to modernize Brazil’s tools against organized crime by creating a specific “criminal faction” offense (classified as a heinous crime), tightening penalties, expanding asset-freezing/confiscation and court intervention in companies used by criminal organizations.

On November 18, 2025, the Lower House approved the base text of Bill No. 5,582/2025. Changes include incarceration for up to 40 years, a new “legal framework for combating organized crime,” and pre-trial asset seizures, among others. Following its approval by the Lower House, the bill was sent to the Senate.

On December 10, 2025, the Senate unanimously approved a revised text of Bill No. 5,582/2025. The revised bill creates a dedicated fund to combat organized crime financed by a contribution on betting (estimated at R$30 billion/year), treats militias as criminal organizations, and increases penalties on those who create, finance, or join such groups. The bill has been returned to the Lower House to consider the Senate’s changes.

As of February 8, 2026, Bill No. 5,582/2025 was awaiting additional review by the Lower House.

Elections 2026

Brazil is scheduled to hold nationwide general elections on October 4, 2026, encompassing elections for the President and Vice President of the Republic, members of the National Congress, state governors and vice governors, and state legislative assemblies. If no candidate for president or governor obtains an absolute majority of the valid votes in the first round, a second-round runoff election will be conducted on October 25, 2026.

Employment and Labor

Employment Levels

From December 1, 2025 through December 31, 2025, formal employment decreased by 1.26%, with a net loss of 618,164 jobs in the period, compared to a 1.12% decrease from December 1, 2024 through December 31, 2024, with a net loss of 535,547 jobs.

During the first quarter of 2025, the unemployment rate was 7.0%, a decrease of 0.9 percentage points compared to the first quarter of 2024. During the second quarter of 2025, the unemployment rate fell to 5.8%, a decrease of 1.1 percentage points compared to the second quarter of 2024, and a decrease of 1.2 percentage points compared to the first quarter of 2025. During the third quarter of 2025, the unemployment rate fell to 5.6%, a decrease of 0.8 percentage points compared to the third quarter of 2024, and a decrease of 0.2 percentage points compared to the second quarter of 2025. During the fourth quarter of 2025, the unemployment rate fell to 5.1%, a decrease of 1.1 percentage points compared to the fourth quarter of 2024, and a decrease of 0.5 percentage points compared to the third quarter of 2025. The numbers for the first, second, third, and fourth quarters of 2025 represent the lowest unemployment rates for the respective periods since 2012.

Wages

On December 31, 2025, the Federal Government enacted the 2026 Annual Budget Guidelines, with a monthly minimum wage of R$1,621 for 2026, a nominal increase of 6.79% in relation to the monthly minimum wage of R$1,518 in 2025.

Social Security

As of December 31, 2025, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 4.14% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended December 31, 2025 increased by 6.42% when compared to the one-month period ended December 31, 2024 (in real terms).

Environment

COP30

The 30th United Nations Climate Change Conference (COP30) was held in Belém, Brazil, from November 10 to 21, 2025, marking the first time the event took place in the Amazon region. The Federal Government invested approximately R$4.7 billion in infrastructure projects to prepare the city for the arrival of around 60,000 participants, including world leaders, diplomats, investors, and activists.

On November 11, 2025, during COP30 in Belém, Brazil’s Ministry of Environment and Climate Change launched the Prospera Sociobio program, which translates the National Bioeconomy Development Plan (PNDBio, for its acronym in Portuguese) guidelines into on-the-ground actions focused on indigenous peoples, traditional communities, and family farmers. The PNDBio itself remained under development in 2025, following a public consultation held in September–October 2025.

On November 13, 2025, the Federal Government launched the National Program for Urban Forests (PlaNAU, for its acronym in Portuguese) to promote urban reforestation and green infrastructure in Brazilian cities. The program includes funding for municipalities to plant trees, create green corridors, and improve air quality.

On November 14, 2025, during COP30 in Belém, the Federal Government initiated a request for proposals for the 4th auction of the Eco Invest Brazil Program, exclusively targeting the Amazon region. The new round aims to raise up to US$4 billion in sustainable projects through blended finance, which would support value chains in bioeconomy, sustainable tourism, and enabling infrastructure. Projects would include foreign exchange hedging aimed at attracting international capital.

On November 19, 2025, during COP30, the National Treasury launched the Eco Invest Brazil Monitor, a public platform that consolidates data on funded projects, including location, sectors, investment volumes, and implementation stages. The tool initially maps 12 projects totaling over R$12 billion in investments, offering transparency and a concrete view of the program’s impact across the country.

On November 27, 2025, the Federal Government announced a task force to regulate the carbon market by the end of 2026. The Extraordinary Secretariat for the Carbon Market was created and initiated efforts to structure the Brazilian Emissions Trading System, with a roadmap extending to December 2026 and direct impact on national climate policy and environmental regulation.

On November 27, 2025, the National Congress overturned vetoes on the environmental licensing law, reinstating provisions that ease rules and changes procedural parameters. The Federal Government managed to postpone part of the analysis related to Special Environmental Licensing (LAE, for its acronym in Portuguese) and mentioned a provisional measure to address the issue. The decision has immediate institutional effect by reshaping the licensing framework and the distribution of regulatory powers.

On December 8, 2025, the National Strategy for Sustainable Public Procurement (Decree No. 12,771/2025) was published in the Official Gazette, instituting a strategy that integrates social and environmental criteria into public procurement, with practical effects on sustainability, social inclusion, and innovation policies in government contracting.

On December 8, 2025, the Ministry of Environment and Climate Change launched the National Biodiversity Strategy and Action Plan (Epanb) 2025–2030, comprising 234 actions to be executed across 20 ministries and 30 federal agencies. The plan guides conservation, restoration, sustainable use of biodiversity, and benefit-sharing, with a focus on ecosystem protection and environmental governance. Key targets include effective protection of 80% of the Amazon and 30% of other biomes and coastal-marine systems by 2030, and restoration of at least 30% of degraded areas in each biome.

On December 15, 2025, the Interministerial Committee on Climate Change approved the new National Climate Change Plan (Plano Clima), the first since 2008. It sets a roadmap to meet Brazil’s Paris Agreement targets. Developed with input from 25 ministries, the plan outlines sectoral strategies for mitigation and adaptation, aiming to reduce greenhouse gas emissions by about 50% by 2035 (vs. 2022) and reach net-zero by 2050.

On December 16, 2025, the Ministry of Environment and Climate Change presented the Brazilian Action Plan to Combat Desertification and Mitigate Drought Effects (PAB-Brasil), outlining 38 strategic goals and 175 actions with monitoring indicators to guide federal efforts over the next 20 years. Aligned with the United Nations Convention to Combat Desertification (UNCCD) and involving multiple ministries, the plan targets restoration of 10 million hectares of degraded land in the Caatinga and will benefit 39 million people across 1,600 municipalities vulnerable to desertification.

In 2025, the Eco Invest Brazil program included over R$14 billion allocated to high-impact sustainable projects. Three auctions were held during the year, mobilizing around R$75 billion in potential investments (including R$46 billion from foreign capital). The Treasury plans to expand the program with new auctions in 2026.

On January 13, 2026, the Federal Government reported the results of the anti-illegal mining operations in the Yanomami Indigenous Territory. They consisted of 9,000 operations, with active mining area falling 98.77% (from 4,570 ha to 56.13 ha between 2024 and year end-2025), with route blockades and the disabling of 45 aircraft, 77 clandestine airstrips, and 762 camps. Joint actions (Federal Police, Armed Forces, ICMBio, Funai, among others) continue to consolidate the removal of participants in illegal mining activity.

On January 28, 2026, the third Eco Invest Brazil auction, focused on equity investments in green economy companies, reached a record demand of R$80 billion (R$24 billion in public funds). R$15 billion in public catalytic capital was approved, enabling approximately R$53 billion in private investments. Over R$11 billion will support startups and SMEs focused on sustainability and innovation. The program’s total mobilization potential now exceeds R$127 billion, indicating significant demand in ecological transition projects.

Tropical Forests Forever Fund (TFFF)

Brazil led the creation of the Tropical Forests Forever Fund (TFFF), which was launched during the COP30. The TFFF enables payments to be made to countries that guarantee the conservation of these forests. The initiative aims to strengthen the maintenance of standing forests, demonstrating that their protection is worth more than their destruction. In total, more than 70 developing countries with tropical forests can receive resources from what would be one of the largest multilateral funds ever created on the planet.

Officially launched during the Climate Summit in Belém (pre-COP30), the Tropical Forests Forever Fund (TFFF) began with US$5.5 billion in financial commitments, combining Brazil’s US$1 billion pledge with pledges from Norway (US$3 billion), Indonesia (US$1 billion), and France (US$500 million). The innovative climate finance mechanism blends public and private capital in an investment model to reward tropical countries for forest conservation, with at least 20% of funds earmarked for Indigenous peoples and local communities.

On November 19, 2025, during COP30, the German government officially announced a €1 billion pledge to the Tropical Forests Forever Fund (TFFF).

On November 23, 2025, the TFFF was recognized as one of the summit’s key outcomes, having mobilized approximately US$6.7 billion in financial commitments and securing support from 63 countries.

THE BRAZILIAN ECONOMY

Economy in 2025

Industrial Policy Plan—Nova Indústria Brasil

On January 6, 2026, the Federal Government announced that the Nova Indústria Brasil policy, structured around six strategic missions, consolidated Brazil’s recovery in industrial investment, innovation, and employment in 2025. The Plano Mais Produção (NIB’s financing arm) reached R$643.3 billion, with R$588.4 billion allocated between 2023–2025 to 406,000 projects across all regions, supporting factories, modernizing equipment, and fostering new technologies. Programs like Mais Inovação (R$108 billion contracted, R$60 billion disbursed) and Crédito Indústria 4.0 (R$12 billion for machinery) boosted productivity by 28% and energy efficiency by 19% across 67,500 small and medium-sized businesses. Another key measure, accelerated depreciation of capital goods, used R$1.7 billion in tax incentives to unlock R$4.7 billion in private investment across 24 industrial sectors. Brazil also attracted major industrial investments: Chinese automaker GWM opened a hybrid/electric vehicle plant in São Paulo, and BYD began production in Bahia, reinforcing Brazil’s role in the green industrial transition.

On January 8, 2026, Vice President and Minister Geraldo Alckmin announced a federal program to renew Brazil’s truck fleet, offering R$10 billion in low-interest credit for self-employed truck drivers, cooperatives, and logistics companies. The financing, operated by BNDES, requires vehicles to be locally manufactured and meet sustainability standards, aligning with the goals of the Nova Indústria Brasil (NIB) to strengthen domestic supply chains and promote green industry. The initiative aims to replace older trucks with newer, safer, and more efficient models, reducing pollution and stimulating job creation in the logistics and automotive sectors.

Gross Domestic Product

In the third quarter of 2025, GDP increased by 0.1% compared to the previous quarter. This result was mainly driven by industry (0.8%), followed by agriculture (0.4%). Services showed no significant change of 0.1%. In the third quarter of 2025, GDP grew by 1.8% in relation to the third quarter of 2024, reflecting increases of 10.1% in agricultural output, 1.7% in industry, and 1.3% in services compared to the third quarter of 2024. On a 12-month accumulated basis ending September 30, 2025, GDP grew by 2.7%. This rate reflected increases of 2.7% in value added at basic prices and 2.9% in net taxes on production. The increase in value added occurred due to the following sectoral growth rates: agriculture (9.6%), industry (1.8%), and services (2.2%).

On January 16, 2026, the Central Bank published its Economic Activity Index (Índice de Atividade Econômica do Banco Central or IBC-Br, for its acronym in Portuguese) for November 2025, which registered 0.7 percentage point growth compared to October 2025. The IBC-Br is generally considered a preview of the GDP.

Principal Sectors of the Economy

Public Utilities

In December 2025, the yellow tariff flag was activated, reflecting a partial improvement in generation conditions with the onset of the rainy season, and resulting in a lower additional charge of R$1.885 for every 100 kWh consumed. In January 2026, the green flag tariff was activated due to significantly improved rainfall and favorable energy generation conditions at the peak of the rainy season, meaning no additional charges were imposed on electricity bills. In February 2026, the green tariff flag was maintained due to favorable conditions for electricity generation, particularly the satisfactory water reservoir levels at hydroelectric plants.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On January 29, 2025, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) increased the Selic interest rate to 13.25% per annum. On March 19, 2025, the COPOM increased the Selic interest rate to 14.25% per annum, and on May 7, 2025 increased it to 14.75% per annum.

On June 18, 2025, the COPOM increased the Selic interest rate to 15.00% per annum, and on July 30, 2025, it maintained the Selic interest rate at the same level.

On September 17, 2025, the COPOM maintained the Selic interest rate at 15.00% per annum.

On November 5, 2025 meeting, the Selic interest rate was again maintained at 15.00%. At the final 2025 meeting on December 10, 2025, the COPOM unanimously maintained the Selic at 15.00% per annum.

On January 28, 2026, the COPOM met for the first time in 2026 and kept the Selic interest rate at 15.00% for the fifth consecutive time. The Selic interest rate has remained at 15.00% p.a. since June 2025, its longest plateau in nearly 20 years, as the Central Bank maintains a “prolonged” restrictive stance to ensure inflation converges to target.

Inflation

In December 2025, domestic inflation (measured by the IPCA) increased to 0.33%, 0.15 percentage point above the inflation rate for November 2025 (0.18%). With respect to the 12-month period ending December 31, 2025, the inflation index decreased to 4.26%, compared to 4.46% for the 12-month period ending November 30, 2025.

COPOM publishes a few inflation projections based on different hypothetical scenarios in the COPOM Statements. In the January 2026 statement, the reference scenario, which assumes the Selic rate of the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank) and an exchange rate starting at R$5.35/US$1.00 and evolving according to the purchasing power parity (PPP), inflation projections stood at 3.4% for 2026 and 3.2% for 2027.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.23/US$1.00 (sell side) on February 6, 2026.

The Brazilian Real-U.S. Dollar exchange rate decreased from a R$5.45/US$1.00 monthly average in December 2025 to a R$5.34/US$1.00 monthly average in January 2026, a 2.1% appreciation of the Real.

Financial Institutions

Banco Master

On November 18, 2025, the Central Bank decreed the extrajudicial liquidation of Banco Master S.A., Banco Master de Investimento S.A., Banco Letsbank S.A., and Master S.A. Corretora de Câmbio, Títulos e Valores Mobiliários, as well as the Temporary Special Administration Regime (RAET, for its acronym in Portuguese) for Banco Master Múltiplo S.A., institutions belonging to the Master Conglomerate. This is a prudential banking conglomerate, classified as diversified credit, small size, and included in the S3 segment of prudential regulation, with Banco Master S.A. as the leading institution. The conglomerate represents 0.57% of total assets and 0.55% of total funding in the Brazilian national financial system.

On January 21, 2026, the Central Bank decreed the extrajudicial liquidation of Will Financeira S.A. Crédito, Financiamento e Investimento (Will Financeira), controlled by Banco Master Múltiplo S.A., which had been operating under the Temporary Special Administration Regime. At the time of the decree of extrajudicial liquidation of Banco Master S.A., it was deemed appropriate and in the public interest to impose the RAET on Banco Master Múltiplo S.A, given the possibility of a solution that would preserve the operation of its subsidiary Will Financeira. However, this solution proved unfeasible, as on January 19, 2026, Will Financeira failed to comply with the payment schedule under the Mastercard payment arrangement (Mastercard Brasil Soluções de Pagamentos Ltda.) and was consequently blocked from participating in this arrangement. As a result, the Central Bank decreed the extrajudicial liquidation of Will Financeira, due to its economic and financial situation, its insolvency, and the link evidenced by the exercise of control by Banco Master S.A., already under extrajudicial liquidation.

The Central Bank has stated that it will continue to take appropriate measures to determine responsibilities in accordance with its legal powers. The results of the investigations may lead to the application of administrative sanctions and communications to the competent authorities, in accordance with the applicable legal provisions. Under the terms of the applicable law, the assets of the controllers and former administrators of the institution subject to the liquidation decree are unavailable.

BNDES

On December 31, 2025, the Central Bank announced that the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese), used for loans granted by BNDES prior to December 31, 2017, would increase to 9.19% per annum for the first quarter of 2026.

For February 2026, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for loans granted by BNDES from January 1, 2018 onward, increased to IPCA plus 7.75% per annum.

For more information on the TJLP and the TLP interest rates, see “The Brazilian Economy—The Financial System—Financial Institutions” in Exhibit D to the 2024 Annual Report.

Banking Supervision

Loan Loss Reserves

As of December 31, 2025, the percentage of 90 days past due loans in the Brazilian national financial system stood at 4.08%, an increase of 0.06 percentage points compared to November 2025 (4.02%). As of December 31, 2025, in the non-earmarked segment, 90 days past due loans reached 5.45% of the portfolio, a 0.18 percentage point increase compared to November 2025. As of December 31, 2025, in the non-earmarked corporate segment, 90 days past due loans reached 3.2% in the month, while in the non-earmarked household segment, 90 days past due loans reached 6.95% of the portfolio.

BALANCE OF PAYMENTS

For the 12-month period ended December 31, 2025, the current account registered a deficit of US$68.8 billion (3.02% of GDP). For the same period, the capital account registered a deficit of approximately US$216 million, the financial account registered a deficit of US$65.1 billion, and foreign direct investment amounted to US$77.7 billion (3.41% of GDP).

As of December 31, 2025, international reserves totaled US$358.2 billion, up from US$329.7 billion as of December 31, 2024.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2022 through 2025 and the budgeted amounts for 2026:

Table No. 1

Primary Balance of the Central Government(1)

(in billions of Reais)

	2022(5)	2023(5)	2024(5)	2025(5)	2026 Budget(6)
1 - Total Revenues	2,689.9	2,616.1	2,852.8	2,943.6	3,198.1
1.1 - RFB Revenues(2)	1,617.7	1,600.8	1,800.5	1,887.2	2,041.0
1.2 - Fiscal Incentives	(0.1)	(0.1)	0.0	(0.0)	(0.0)
1.3 - Social Security Net Revenues	622.2	658.1	682.1	719.1	793.2
1.4 - Non-RFB Revenues	450.1	357.3	370.2	337.3	363.9
2 - Transfers by Sharing Revenue	531.4	502.4	551.1	577.7	607.5
3 - Total Net Revenue	2,158.4	2,113.7	2,301.7	2,366.0	2,590.6
4 - Total Expenditures	2,102.0	2,363.7	2,347.5	2,426.5	2,613.9
4.1 - Social Security Benefits	925.7	998.4	999.7	1,041.1	1,122.4
4.2 - Personnel and Social Charges	392.7	403.8	391.0	407.9	456.9
4.3 - Other Mandatory Expenditures	353.0	396.1	382.0	396.0	421.0
4.4 - Discretionary expenditures - Executive branch	430.7	565.5	574.8	581.5	613.7
5 - Primary Balance(3)	56.4	(250.1)	(45.8)	(60.6)	(23.3)
6 - Methodological Adjustment	9.6	(36.1)	(0.4)	1.1	—
7 - Statistical Discrepancy	0.4	(3.5)	(2.2)	1.9	—
8 - Central Government Primary Balance(4)	66.3	(289.7)	(48.4)	(57.6)	(23.3)
9 - Nominal Interest	(582.4)	(682.9)	(909.7)	(902.5)	(1,018.4)
10 - Central Government Nominal Balance(4)	(516.0)	(972.6)	(958.1)	(960.1)	(1,041.7)

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB, for its acronym in Portuguese).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Numbers from 2022 to 2025 were escalated according to inflation through December 2025.
(6)

Represents the most recent assumptions for 2026 from the 2026 Annual Budget Law (Lei Orçamentária Anual or LOA, for its acronym in Portuguese). There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and National Treasury.

The table below sets forth the expenditures of the Federal Government by function for 2022 through 2025 and the budgeted amounts for 2026. The figures in the table below are not directly comparable to those set forth in Table No. 1 above, entitled “Primary Balance of the Central Government”, because the expenditures set forth in Table No. 1 were calculated in accordance with the International Monetary Fund (“IMF”) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 2 below).

Table No. 2

Federal Government Expenditures by Function

(in millions of Reais)

	2022	2023	2024	2025 Budget(1)	2026 Budget(1)
Legislative	6,633.8	7,365.9	8,179.0	11,757.2	11,849.9
Judiciary	34,872.3	37,498.9	42,933.2	50,134.4	55,477.5
Essential to Justice	7,091.9	7,997.3	8,608.0	10,431.2	14,145.8
Administration and Planning	23,632.6	24,683.6	24,607.9	33,854.4	38,447.6
National Defense	81,277.2	82,384.2	87,214.8	95,890.8	103,797.7
Public Security	10,981.9	12,396.6	16,048.9	17,280.7	19,761.0
Foreign Affairs	3,725.9	3,735.1	4,617.6	4,631.0	5,007.1
Social Assistance	196,869.6	265,421.4	283,135.5	282,895.9	294,081.0
Social Security	894,750.2	973,468.9	1,046,816.0	1,086,556.7	1,195,674.9
Health	136,174.1	160,708.5	194,760.7	234,345.8	252,197.0
Labor	92,364.2	95,331.6	108,934.1	121,919.2	122,917.6
Education	104,466.7	125,343.3	132,550.5	175,414.2	212,402.1
Culture	591.4	2,287.3	2,017.3	2,904.3	3,383.7
Citizenship Rights	662.3	792.2	1,231.3	2,916.3	2,906.7
Urban Planning	1,407.0	1,194.4	1,686.2	9,541.9	11,864.3
Housing	2.6	0.0	13.5	760.7	907.2
Sanitation	316.9	150.0	249.6	1,736.1	1,311.7
Environmental Management	2,851.6	3,826.5	14,151.9	29,131.4	48,765.6
Science and Technology	8,111.6	12,482.2	14,758.9	22,293.9	21,876.7
Agriculture	21,496.4	21,063.5	20,355.5	34,476.2	36,439.2
Agricultural Organization	1,403.2	2,493.7	2,612.5	4,612.5	5,554.6
Industry	1,560.2	1,838.3	1,928.4	2,436.7	2,815.8
Commerce and Services	1,574.5	2,084.6	3,030.0	6,041.4	7,285.3
Communications	3,023.8	2,371.2	2,266.4	3,429.4	3,665.7
Energy	1,241.1	1,019.4	988.8	1,249.8	1,878.7
Transportation	7,625.9	12,739.4	14,897.7	17,364.3	18,460.4
Sports and Leisure	293.0	350.7	267.7	2,769.9	1,930.3
Special Charges(2)	1,030,754.8	1,091,106.2	1,397,525.9	3,355,578.8	3,793,252.8
Contingency Reserve(3)	—	—	—	100,040.0	56,660.8
Subtotal	2,675,756.7	2,952,134.8	3,436,387.6	5,722,394.9	6,344,718.5
Refinancing Charges	1,425,069.6	1,467,362.8	1,273,811.6	—	—

Total	4,100,826.2	4,419,497.6	4,710,199.2	5,722,394.9	6,344,718.5

Note: Numbers may not total due to rounding.

(1)

Represents the most recent assumptions for 2025 and 2026 from the 2025 and 2026 Annual Budget Law (Lei Orçamentária Anual or LOA, for its acronym in Portuguese). There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)	The Contingency Reserve is outlined in the LOA and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: National Treasury.

2025 Annual Budget

The Assessment of Primary Revenues and Expenditures Report for September and October 2025, published in November 2025, indicated a decrease of R$0.97 billion in the Federal Government’s net primary revenue projection for 2025 compared to the projection assessed for July and August 2025. Primary expenditure estimates increased by R$1.3 billion for 2025. As a result, the estimated primary result for 2025 decreased by R$1.1 billion, representing a margin of R$295.4 million below the lower limit of the 2025 primary result target.

The table below sets forth the most recent assumptions for the 2025 Annual Budget, estimated in the November 2025 Assessment of Primary Revenues and Expenditures Report. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No. 3

Principal 2025 Budget Assumptions

November 2025 Assessment of Primary Revenues and Expenditures Report

	As of November 21, 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	12,719.17
Real GDP Growth		2.24%
Inflation
Domestic Inflation (IPCA)		4.64%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

2026 Budgetary Guidelines

The 2026 LDO was sent to the National Congress on April 15, 2025. The bill assumes a R$16.90 billion deficit (0.12% of GDP) for the central government in 2026, a R$73.41 billion surplus (0.50% of GDP) in 2027, a R$157.25 billion surplus (1.00% of GDP) in 2028, and a R$210.68 billion surplus (1.25% of GDP) in 2029. However, judicial decisions (ADIs No. 7064 and 7047) allow the estimated amount of R$ 55.09 billion related to the payment of court-ordered debts (precatórios) to be excluded from the verification of the 2026 fiscal target. Considering this deduction, fiscal results for the central government are expected to present a surplus of R$38.20 billion (0.28% of GDP) in 2026.

On December 31, 2025, President Lula enacted the Budgetary Guidelines Bill (LDO, for its acronym in Portuguese) for 2026, setting a surplus target and parameters for drafting and executing the budget, including spending limits and contingency guidelines. The 2026 LDO forecasts a R$34.3 billion surplus (0.25% of GDP) for the central government in 2026, a R$73.4 billion surplus (0.50% of GDP) in 2027, a R$157.25 billion surplus (1.00% of GDP) in 2028, and a R$210.68 billion surplus (1.25% of GDP) in 2029. However, judicial decisions (ADIs No. 7064 and 7047) allow the estimated amount of R$55.09 billion related to the payment of court-ordered debts (precatórios) to be excluded from the verification of the 2026 fiscal target.

On December 31, 2025, the Federal Government enacted the 2026 Annual Budget Guidelines, with monthly minimum wage of R$1,621 for 2026, a nominal increase of 6.79% in relation to the 2025 monthly minimum wage of R$1,518.

2026 Annual Budget

On August 29, 2025, the Federal Government sent the 2026 PLOA to the National Congress for consideration. The bill assumes a primary result target of 0.25% of GDP (R$34.3 billion) for 2026, in line with the sustainable fiscal framework. The bill projects a monthly minimum wage of R$1,631, a nominal increase of 7.45% over the 2025 monthly minimum wage.

On January 14, 2026, President Lula enacted 2026 LOA with estimates of R$34.3 billion surplus after deductions, complying with the neutral primary balance target set in the 2026 LDO and the spending limits set by the sustainable fiscal framework established by LC No. 200/2023.

The table below sets forth the assumptions that were considered under the 2026 PLOA, estimated when the bill was sent to the National Congress. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

Table No.4

Principal 2026 Budget Assumptions 2026

Annual Budget Bill

	As of August 29, 2025
Gross Domestic Product
Nominal GDP (billions of Reais)	R$	13,826.29
Real GDP Growth		2.44%
Inflation
Domestic Inflation (IPCA)		3.60%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal) and Economic Policy Secretariat (Secretaria de Política Econômica).

Fiscal Balance

In December 2025, the consolidated public sector registered a primary surplus of R$6.3 billion, compared to a surplus of R$15.7 billion in December 2024. For the 12-month period ended December 31, 2025, the consolidated public sector registered an accumulated primary deficit of R$55.0 billion (0.43% of GDP), compared to a primary deficit of R$47.6 billion (0.40% of GDP) in the 12-month period ended December 31, 2024. For the 12-month period ended December 2025, the accumulated fiscal (nominal) balance, which includes the primary balance and accrued nominal interest, registered a deficit of R$1,062.6 billion (8.34% of GDP), compared to a nominal deficit of R$998 billion (8.47% of GDP) in the 12-month period ended December 31, 2024.

In December 2025, the Brazilian Social Security System registered a deficit of R$11.12 billion, 2.42% higher (in real terms) than the deficit registered in December 2024. For the 12-month period ended December 31, 2025, the deficit of the Brazilian Social Security System totaled R$322.02 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended December 31, 2024 reached R$317.16 billion.

In November 2025, the Federal Government published its 5th Bimonthly Assessment of Primary Revenues and Expenditures Report. In this report, the Federal Government announced a R$4.4 billion spending block.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of December 31, 2025, the Public Sector Net Debt (Dívida Líquida do Setor Público or DLSP, for its acronym in Portuguese) was R$8,311.09 billion (65.3% of GDP) compared to R$7,220.74 billion (61.5% of GDP) as of December 31, 2024.

General Government Gross Debt

As of December 31, the General Government Gross Debt (Dívida Bruta do Governo Geral or DBGG, for its acronym in Portuguese) was R$10,017.92 billion (78.7% of GDP) compared to R$8,984.24 billion (76.5% of GDP) as of December 31, 2024.

Federal Public Debt

The following table presents Brazil’s FPD profile as of the dates referenced below:

Table No. 5

Federal Public Debt Profile

	As of December 31,				As of November 30,				As of December 31,
	2025		%		2025		%		2024		%
Federal Public Debt (R$ billions)	R$	8,635.1		100.0%	R$	8,480.3		100.0%	R$	7,316.1	100.0%
Domestic	R$	8,309.0		96.2%	R$	8,165.4		96.3%	R$	6,966.9	95.2%
Fixed-rate	R$	1,899.0		22.0%	R$	1,701.1		22.0%	R$	1,603.7	21.9%
Inflation-linked	R$	2,239.5		25.9%	R$	2,213.2		26.1%	R$	1,972.4	27.0%
Selic rate	R$	4,166.7		48.3%	R$	4,082.2		48.1%	R$	3,386.5	46.3%
FX	R$	3.9		0.0%	R$	3.7		0.0%	R$	4.3	0.1%
Other	R$	0.0		0.0%	R$	0.0		0.0%	R$	0.0	0.0%
External (RS billions)	R$	326.1		3.8%	R$	315.0		3.7%	R$	349.2	4.8%
Maturity Profile
Average Maturity (years)		4.0		4.1				4.1
Maturing in 12 months (R$ billions)	R$	1,507.5	R$	1,487.57			R$	1,307.7
Maturing in 12 months (%)		17.5%		17.5%				17.9%

Source: National Treasury

Public Debt Management

In managing the FPD, the National Treasury seeks to meet the Public Sector Borrowing Requirements (as defined in “Public Finance—Fiscal Balance”) at the lowest possible long-term financing cost, while maintaining adequate risk levels. Since 2001, the National Treasury has published an Annual Borrowing Plan, including guidelines for managing the FPD, such as (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of outstanding debt, in accordance with long-term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the external FPD profile through issuances of benchmark securities, buybacks and structured operations.

The 2026 Annual Borrowing Plan, like the previous Annual Borrowing Plans, focuses on the replacement of floating-rate securities with fixed-rate and inflation-linked securities.

The following table sets forth the federal debt results for each of the years indicated below, and the reference limits provided in the 2026 Annual Borrowing Plan:

Table No. 6

Federal Public Debt Results and 2026 Annual Borrowing Plan

	As of December 31, 2024	As of December 31, 2025	Reference Limits for 2026
			Minimum	Maximum
Stock of FPD (in R$ billions)
FPD	7,316.1	8,635.1	9,700.0	10,300.0
Composition-%
Fixed Rate	22.0%	22.0%	19.0%	25.0%
Inflation Linked	27.0%	25.9%	23.0%	27.0%
Floating Rate	46.3%	48.3%	46.0%	50.0%
Exchange Rate	4.8%	3.8%	3.0%	7.0%
Maturity Profile
Average Maturity (years)	4.0	4.0	3.8	4.2
% Maturing in 12 months	17.9%	17.5%	18.0%	22.0%

Source: National Treasury.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

The Federal Government guarantees certain loans to Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national government’s revenues. As of December 2025, the Federal Government had paid a total of R$86.52 billion in liabilities incurred by states and municipalities since 2016. The largest payments were attributed to (i) the State of Rio de Janeiro (R$45.15 billion), (ii) the State of Minas Gerais (R$22.99 billion), (iii) the State of Goiás (R$6.65 billion), (iv) the State of Rio Grande do Sul (R$5.39 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion).

Special Recovery Regime

Under the Special Recovery Regime, the Federal Government may pay certain liabilities incurred by the states participating in the Special Recovery Regime without recovering on counter-guarantees granted by such states.

As of December 2025, several Brazilian states had made significant progress in shifting from the Special Recovery Regime to the Full Debt Payment Program (PROPAG). Goiás, Minas Gerais, and Rio Grande do Sul have already formalized their exit from the Special Recovery Regime and joined PROPAG.

On December 22, 2025, a STF decision extended by six months the measures keeping the Rio de Janeiro under the Special Recovery Regime, preventing penalties for missed payments while it completes the transition. Days later, the state sanctioned the law authorizing its entry into PROPAG and formally requesting the termination of the previous regime.

Full Debt Payment Program for States (PROPAG)

As of December 2025, seven states had joined PROPAG: Minas Gerais, Goiás, Tocantins, Piauí, Ceará, Alagoas, and Sergipe. After the National Congress overturned the presidential vetoes to PROPAG at the end of November, Rio de Janeiro and Rio Grande do Sul also entered the program.

On January 26, 2026, Justice André Mendonça of the STF granted an injunction recognizing the validity of the state of São Paulo’s new debt renegotiation contract under PROPAG. The decision prevents the federal government from penalizing the state or demanding payments under the previous contract terms, as São Paulo had fulfilled all requirements for joining the program and had already made its first payment under the new terms. As of February 2026 ten states have joined PROPAG.